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                          December 31, 2020

       Douglas Cole
       Chief Executive Officer
       AMERICAN BATTERY METALS CORP
       930 Tahoe Blvd., Suite 802-16
       Incline Village, NV 89451

                                                        Re: AMERICAN BATTERY
METALS CORP
                                                            Registration
Statement on Form S-1
                                                            Filed December 22,
2020
                                                            File No. 333-251573

       Dear Mr. Cole:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Kevin
Dougherty at (202) 551-3271 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Energy & Transportation
       cc:                                              Jeffrey Maller